September 14, 2011

FOIA CONFIDENTIAL TREATMENT REQUEST UNDER 17 C.F.R. §200.83 Confidential Treatment Requested by JMP Group Inc.

Kevin Woody

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 4561

Washington, D.C. 20549

Re:	JMP Group Inc.

Form 10-K

Filed March 8, 2011

File No. 001-33448

Dear Mr. Woody:

JMP Group Inc. (the “Company”) is submitting this letter in response to comments received from the Staff of the Securities and Exchange Commission (the “Commission”) by letter dated August 31, 2011. The numbering of the paragraphs below corresponds to the numbering of the Staff’s comment letter, the text of which we have repeated in this response letter for convenience.

Form 10-K for the year ended December 31, 2010

Item 8 Financial Statements and Supplementary Data

Consolidated Statements of Operations, page 88

1.	Please provide us with more greater detail of the circumstances that lead you to record a gain on bargain purchase during the year ended December 31, 2009. In your response, explain to us the circumstances that lead the seller to sell the net assets of Cratos for less than the fair value on the acquisition date. In addition, explain to us how you applied the guidance in ASC Topic 805-30-25-4 in determining it would be appropriate to recognize a gain on bargain purchase.

Response: In September 2008, the Company commenced participation in an auction process involving multiple potential purchasers to acquire 100% of the membership interests of Cratos Capital Partners LLC, which through its subsidiary, Cratos Capital Management, LLC, (collectively, “Cratos”) acts as a manager of collateralized loan obligations (“CLO”), and 100%

JMP Group Inc.
600 Montgomery Street Suite 1100 San Francisco, CA 94111	tel 415.835.8900 fax 415.835.8910 www.jmpg.com

Confidential Treatment Requested by JMP Group Inc.

of the subordinated notes and certain of the senior notes of Cratos CLO I, Ltd. from two sellers, one of which was an affiliate of a major U.S. financial institution.

The negotiations took place during the 2008 financial crisis, where the credit markets experienced significant deterioration and increased defaults and downgrades reflecting, among other things, reduced liquidity and increased losses. The liquidity and credit crisis had adversely affected many financial institutions, and has impacted the functioning of credit markets, particularly the asset-backed securitization markets. During the course of the negotiations, the CLO market declined precipitously and legislation was proposed to prohibit affiliates of banking entities from holding certain CLO investments, such as the subordinated notes of Cratos CLO I, Ltd. Since one of the sellers was an affiliate of a banking entity, the seller was directed to sell Cratos in order to manage its risk and clean up its balance sheet. In addition, the two sellers were in disagreement as to how to manage the business and both sellers would have been required to contribute additional capital to fund the ongoing operations of Cratos (which neither party intended to do). Moreover, during the course of the negotiations, the multiple alternative purchasers of Cratos withdrew from the auction process, leaving JMP as the sole potential purchaser.

Under these circumstances, the sale of Cratos and the Cratos CLO I notes qualified as a “distressed sale” of the type referenced in ASC Topic 805-30-25-3. This was further demonstrated when the non-bank seller, who previously agreed to contingent consideration, subsequently accepted a discounted amount of consideration (22% discount) in lieu of contingent consideration in order to receive cash earlier and without contingencies.

The Cratos acquisition was accounted for under the acquisition method of accounting, which required the purchase price to be allocated to assets and liabilities based on their estimated fair value at the acquisition date of April 7, 2009. Note 4 to the Consolidated Financial Statements for the year ended December 31, 2009 (Form 10-K filed on March 9, 2010) includes a table illustrating the allocation of the purchase price to the acquired net assets, and resulting gain on bargain purchase.

The primary driver in the gain on bargain purchase was attributable to the difference in fair value between: (i) the loan portfolio collateralizing the asset-backed securities issued by Cratos CLO I; and (ii) the asset-backed securities issued by Cratos CLO I. The Company produced the valuations of the loans and asset-backed securities, assigning credit related fair value adjustments to the loans and liquidity (or market) discounts on both the loans and asset-backed securities issued, where it was deemed appropriate. In addition, the Company engaged a third party as an independent advisor to review its models, methodology and the market-based assumptions used by management in determining the fair value of the loans and asset-backed securities acquired.

The loans collateralizing the asset-backed securities issued by Cratos CLO I consisted of middle market corporate loans ranging from under $500,000 to approximately $11.7 million in outstanding principal. The loans collateralizing the asset-backed securities issued by Cratos CLO I were valued by the Company individually and independently of the Cratos CLO I asset-backed securities. The Company assigned credit and liquidity (market) discounts to each of the

Confidential Treatment Requested by JMP Group Inc.

loans in the portfolio. To assign a fair value to approximately 71% of the loans in the Cratos CLO I portfolio, the Company utilized information provided by the Markit Loan Pricing Service, a third party loan pricing service provider that uses actual trades of the specific loans that have occurred close to the acquisition date.

This fair value measurement process illustrated that, as of April 7, 2009, the market for the Cratos CLO I asset-backed securities was more illiquid than the middle market corporate loan market, which still showed activity. At this time, the market had characterized the asset-backed securities from CLOs, CDOs and subprime mortgage securitizations as “toxic assets.” In determining the fair value of the “A tranche” of the Cratos CLO I asset-backed securities, the Company discounted the projected cash flow stream attributable to the A tranche with an estimated discount rate derived from yield data of comparable fixed income securities. The Company’s discount rate served as a proxy for the IRR that was required by market participants for securities comparable to the A tranche of the Cratos CLO I asset-backed securities. The Company obtained this yield data from April 2009 published research reports by JP Morgan, Citigroup and Deutsche Bank. In addition, some of the senior Cratos CLO I asset-backed securities had been recently sold by one of the sellers to another third party, and further asset-backed securities of the B, C, D and E tranches were sold to a different third party (other than the Company) on the April 7, 2009 acquisition date, which prices the Company used to determine the acquisition valuation for those tranches as of that date. Accordingly, the Company utilized either arm’s length trades or current independent research to determine the pricing and valuation for all of the Cratos CLO I asset-backed securities at the acquisition date. Therefore, for this point-in-time assessment, the fair value adjustment on the liabilities of Cratos exceeded that applicable to the assets of Cratos, and hence lowered the fair value of those liabilities in relation to the associated assets. The excess of the value of the net assets acquired over the purchase price was recorded as a gain on bargain purchase.

Paragraph 805-30-25-4 required the Company to reassess whether it had correctly identified all of the assets acquired and all of the liabilities assumed before recognizing a gain on a bargain purchase. As part of that required reassessment, the Company followed the procedures in ASC Topic 805-30-30-4 through 30-6. Based on these procedures, the Company determined that it would be appropriate to recognize a gain on bargain purchase. In determining the fair value of the assets and liabilities acquired and assumed, the Company considered, among other factors, the corroboration by the third party advisor of the Company’s valuation analysis. The Company believes that it considered all available information as of the acquisition date to measure the fair value at the acquisition date for the identifiable assets acquired and liabilities assumed, the noncontrolling interest in Cratos, and the consideration transferred. An audit in accordance with US GAAS was completed on the December 31, 2008 financial statements of Cratos by the Company’s Independent Auditors and the Company completed due diligence on the Cratos financial statements as of April 7, 2009. In addition there has been no impairment of identified assets and liabilities or any new assets or liabilities recorded since April 7, 2009 that related to the acquisition, thus reinforcing the accuracy of the fair value estimates assigned to the Cratos assets and liabilities as of April 7, 2009.

Confidential Treatment Requested by JMP Group Inc.

Therefore based on all the factors above the Company believes it assigned the appropriate fair values to all of the correct assets acquired and liabilities assumed which then determined the bargain purchase on the acquisition date.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Basis of Presentation, page 93

2.	We note your disclosure that summarized financial information of NYMT is included in footnote 23 to your financial statements. Please explain to us where this information is located or tell us why it was been omitted.

Response:	The Company advises the Staff that the audited financial statements of NYMT were included as Exhibits 99.1 and 99.2 to the Form 10-K as required by Rule 3-09 of Regulation S-X. Summarized financial information of NYMT was omitted from the notes based upon Section 2420.50 of the Division of Corporation Finance Financial Reporting Manual, which sets forth the Staff’s position that repetitive summarized financial information is not required to be included in the notes where audited financial statements are provided pursuant to Rule 3-09. Two exhibits were filed with the Form 10-K, as NYMT had two different independent auditors during the period 2008 through 2010. The cross reference to NYMT summarized financial information in footnote 23 was a clerical error.

Form 10-Q for the quarterly period ended June 30, 2011

Item 1 Financial Statements

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Revision to 2010 Consolidated Financial Statements, page 12

3.	Please provide us with a more detailed description of the errors in previously issued financial statements. In your response please provide us an analysis of the materiality of these errors as they relate to all periods in 2010 and 2011.

Response: Attached hereto as Exhibit A, the Company is submitting to the Staff the memorandum prepared on April 26, 2011 which was approved by the audit committee on May 3, 2011 for the filing of the Form 10-Q on May 5, 2011, to provide a more detailed description of

Confidential Treatment Requested by JMP Group Inc.

the errors in the previously issued financial statements, and an analysis of the materiality of these errors as they relate to all periods in 2010 and 2011.

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In connection with the aforementioned responses, JMP Group Inc. acknowledges that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any additional questions please contact me directly at 415 835 3979.

Very truly yours,
/s/ Raymond S. Jackson
Chief Financial Officer

cc:	Janet L. Tarkoff, Esq., JMP Group Inc.

Andrew D. Thorpe, Esq., Morrison & Foerster LLP

Exhibit A

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*	Confidential treatment requested by JMP Group Inc. This confidential information has been redacted pursuant to 17 CFR §200.83, and it will be provided supplementally to the Staff in hard copy only.

JMP Group Inc.
600 Montgomery Street Suite 1100 San Francisco, CA 94111	tel 415.835.8900 fax 415.835.8910 www.jmpg.com